Exhibit 1.01

PerkinElmer, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2014

Overview

PerkinElmer, Inc. (“PerkinElmer” or the “Company”) is filing this Conflict Minerals Report (“Report”) pursuant to Rule 13p-1 and Form SD under the Securities Exchange Act of 1934 (the “Rule”), for the reporting period January 1, 2014 through December 31, 2014. The Rule requires companies that report under the Exchange Act to provide disclosures about conflict minerals that are necessary to the functionality or production of products that they manufacture or contract to be manufactured. When those conflict minerals originate (or may have originated) in the Democratic Republic of the Congo (“DRC”) or certain adjoining countries (the “Covered Countries”) and did not originate (or may not have originated) from recycled or scrap sources, the Company must file a Conflict Minerals Report. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, certain of their derivatives and other minerals.

PerkinElmer is a leading provider of products, services and solutions to the diagnostics, research, environmental, industrial and laboratory services markets. The Company was founded in 1947 and is headquartered in Waltham, Massachusetts. The Company markets products and services in more than 150 countries, has approximately 7,700 employees, is listed on the New York Stock Exchange under the symbol “PKI” and is a component of the S&P 500 Index. Through its advanced technologies, solutions, and services, PerkinElmer addresses critical issues that help to improve the health and safety of people and their environment.

PerkinElmer reports on its results of operations in two segments, Human Health and Environmental Health. The Human Health segment concentrates on developing diagnostics, tools and applications to help detect diseases earlier and more accurately and to accelerate the discovery and development of critical new therapies. The Human Health segment serves both the diagnostics and research markets. The Environmental Health segment provides products, services and solutions to facilitate the creation of safer food and consumer products, more secure surroundings and efficient energy resources. The Environmental Health segment serves the environmental, industrial and laboratory services markets.

Reasonable Country of Origin Inquiry

The Company conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the necessary Conflict Minerals in its products originated in the Covered Countries and whether any of the Conflict Minerals are from recycled or scrap sources. Based on this RCOI, the Company has reason to believe that certain products that the Company manufactures or contracts to manufacture include necessary Conflict Minerals that may have originated in a Covered Country and has reason to believe those Conflict Minerals may not have originated from recycled or scrap sources.

This Conflict Minerals Report will also be made available on the Company’s website, located at www.perkinelmer.com, along with the Company’s Statement on Conflict Minerals.

Products Covered and Supply Chain

This Report relates to PerkinElmer products (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) which were manufactured or contracted to be manufactured by the Company, and (iii) for which manufacture was completed in 2014. The Company outsources the majority of its manufacturing requirements to third parties. Due to the number and complexity of products manufactured by the Company, at a Tier 1, or “direct supplier to the Company” level, the Company has over 1,900 suppliers and purchases items having over 38,000 part numbers. At a Tier 2, or “supplier to the Company’s Tier 1 suppliers” level, the Company has over 20,000 suppliers and over 200,000 part numbers. The Company’s supply chain management, research and development, and engineering organizations, working as an internal Conflict Minerals program team, conducted a risk assessment of products manufactured for or on behalf of the Company and determined that Conflict Minerals are contained in, and are necessary for the functionality or production of, a relatively small percentage of the Company’s products, with electrical components, such as printed circuit board assemblies, being most likely to contain Conflict Minerals. The Company’s position in the supply chain for these products is significantly removed from conflict mineral mining operations, smelters and raw material distributors. The Company’s supply chain management organization determined that Conflict Minerals are most likely to enter the supply chain for these products via transactions with electrical component manufacturers or distributors, or electrical assembly contract manufacturers. The Company estimates that for purchases in 2014 approximately 15,000 parts are within scope of the due diligence activities and as noted the bulk of these are catalog electrical components manufactured by third party organizations to their specifications. The Company has no ability to influence or exercise control over such third parties.

Due Diligence

Design of Due Diligence

The Company exercised due diligence on the source and chain of custody of the necessary Conflict Minerals contained in its products. In this regard, the Company’s supply chain management organization developed a due diligence process that is consistent with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains from Conflict-Affected and High-Risk Areas (Second Edition).

Due Diligence Measures Performed

For the calendar year 2014, PerkinElmer undertook the following measures in connection with its due diligence process in order to determine the source and chain of custody of Conflict Minerals contained in its products:

•	Continued participation in industry forums to share best practice and current trends for Conflict Minerals reporting;

•	Conducted a risk assessment of the products manufactured for or on behalf of the Company, as well as the components and raw materials required for such production, including an analysis of bills of material for the products performed by the Company’s engineering and operations organizations;

•	Operated in accordance with the previously developed “Statement on Conflict Minerals” that describes the Company’s overall approach to the issue;

•	Further enhanced the “Conflict Minerals Supply Base Review” standard operating procedure;

•	Facilitated corporate functional support of supply chain due diligence and implemented a corporate-wide steering group for the Conflict Minerals program team;

•	Attempted to obtain full material disclosure (FMD) for the approximately 15,000 parts within scope to identify their mineral content, and of the roughly 10,000 parts for which FMD was obtained, about 9,400 were found to contain Conflict Minerals;

•	Continued to communicate with key suppliers regarding applicable regulations and requirements;

•	Updated employees on the Conflict Minerals program team regarding significant developments in the field;

•	Conducted the second phase of the Company’s Conflict Minerals program with its supply base, which included surveying over 100 sub-tier suppliers to the Company’s printed circuit board assembly suppliers, indicating that approximately 23% are self-certifying based on RCOI within their supply chain while the other 77% are currently unable to specify status; and

•	Investigated internal and external options to further data gathering and risk assessment processes of the Conflict Minerals program.

Following the OECD Due Diligence Guidance, PerkinElmer requested completed Global e-Sustainability Initiative forms from its major suppliers. As of the end of calendar year 2014, the Company’s two principal direct suppliers of printed circuit board assemblies, the Company’s highest risk product components for Conflict Minerals content, had received responses from approximately 69% of their suppliers. The responses received ranged from “no conflict mineral content” to statements advising that they were not yet able to determine the origins of the applicable Conflict Minerals. Some smelters that provided information to suppliers advised that they have little to no visibility into the origin of the raw metal.

Future Due Diligence Measures

The Company will continue to evolve its Conflict Minerals program in 2015 based on industry best practice, OECD guidance and other relevant measures. As information becomes more readily available within the Company’s supply chain, including through both direct suppliers and their supply base partners, the Company will update its program accordingly, including where appropriate through the engagement of environmental compliance specialists.

Results of Due Diligence

As described, the Company identified a relatively small percentage of its products as containing Conflict Minerals. These are principally analytical and life science instrumentation products that include as components printed circuit board assemblies containing Conflict Minerals.

PerkinElmer, in the majority of instances, does not design or manufacture these components. It is therefore not in a position to either control or influence the design, supply base or manufacturing of the components containing Conflict Minerals. Components are purchased through complex distribution channels ending with the direct manufacturer. While the overall level of knowledge and awareness among our suppliers has greatly increased, we are not able at this time to identify what facilities were used to process the necessary Conflict Minerals in these products, nor the country of origin of the necessary Conflict Minerals in these products.

Independent Private Sector Audit

PerkinElmer is not required to obtain an independent private sector audit for 2014.